UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                           Filtering Associates, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)
                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   31731R-10-1

--------------------------------------------------------------------------------
                                 (CUSIP Number)
             Kevin Frost, 18 Technology, Suite 208, Irvine, CA 92618
                                  949.510.9647

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 August 8, 2003

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         Seess.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   31731R-10-1
-------------

--------------------------------------------------------------------------------
                  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                           Edward Wiggins
                           -----------------------------------------------------
--------------------------------------------------------------------------------
                 2.        Check the Appropriate Box if a Member of a Group
                           (See Instructions)
                      (a)
                         -------------------------------------------------------
                      (b)
                         -------------------------------------------------------
--------------------------------------------------------------------------------
                 3.        SEC Use Only
                                       -----------------------------------------
--------------------------------------------------------------------------------
                 4.        Source of Funds (See Instructions)   PF
                                                              ------------------
--------------------------------------------------------------------------------
                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                                        ------------------------
--------------------------------------------------------------------------------

                 6.        Citizenship or Place of Organization   United States
                                                                ----------------
--------------------------------------------------------------------------------

Number of        7.        Sole Voting Power   500,000
                                            ------------------------------------
Shares                     -----------------------------------------------------

Beneficially     8.        Shared Voting Power  0
                                              ----------------------------------
Owned by                   -----------------------------------------------------
                 9.        Sole Dispositive Power  500,000
Each                                             -------------------------------
                           -----------------------------------------------------
Reporting
                 10.       Shares Dispositive Power  0
Person                                             -----------------------------
                           -----------------------------------------------------
With
                 11.       Aggregate Amount Beneficially Owned by Each
                           Reporting Person   500,000
                                            ------------------------------------
--------------------------------------------------------------------------------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
                 13.       Percent of Class Represented by Amount in Row (11)
                           19.3%
                           -----------------------------------------------------
--------------------------------------------------------------------------------
                 14.       Type of Reporting Person (See Instructions)
                           IN
                           -----------------------------------------------------

Item 1.  Security and Issuer
----------------------------

This statement relates to shares of the common stock, $.001 par value of Filtering Associates, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 18 Technology, Suite 208, Irvine, CA 92618.


Item 2.  Identity and Background
--------------------------------

(a)   Name:                                 Edward Wiggins

(b)   Business Address:                     18 Technology, Suite 208, Irvine,
                                            CA 92618.

(c)   Present Principal Occupation:         Treasurer and Chief Financial
                                            Officer of the Issuer

(d)   Disclosure of Criminal Proceedings:   Mr. Wiggins has not been convicted
                                            in any criminal proceeding at any
                                            time.

(e)   Disclosure of Civil Proceedings:      Mr. Wiggins has not been subject
                                            to any judgment, decree or final
                                            order enjoining violations
                                            of or prohibiting or mandating
                                            activities subject to federal
                                            or state securities laws or finding
                                            any violations with respect to such
                                            laws.

(f)   Citizenship:                          Mr. Wiggins is a citizen of the
                                            United States.


Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

Mr. Wiggins acquired 500,000 shares in exchange for $25,000 from his personal funds.


Item 4.  Purpose of Transaction
-------------------------------

Mr. Wiggins acquired 500,000 shares as a personal investment and to provide working capital to the Issuer.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

Mr. Wiggins beneficially owns a total of 500,000 shares of the Issuer's common stock as follows:

(a) Mr. Wiggins directly and personally owns 500,000 shares, which comprises 19.3% of the Issuer's total issued and outstanding shares.

(b) Mr. Wiggins has sole voting and dispositive power as to the 500,000 shares he owns directly.

(c)  None.

(d)  Not Applicable.

(e)  Not Applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
-------------------------------------------------------------------------------

None.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 8, 2003
--------------------------------------------------------------------------------
Date

/s/ Edward Wiggins
--------------------------------------------------------------------------------
Edward Wiggins

--------------------------------------------------------------------------------
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.




            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)